Citigroup Funding Inc.
Pricing Sheet No. 2012—MTNDG0207 dated March 29, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0207 dated March 1, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities
1,329,000 Single Observation ELKS® Based Upon the Common Stock of Bank of America Corporation due September 26, 2012
Single Observation Equity LinKed Securities (“Single Observation ELKS®”)
PRICING TERMS – MARCH 29, 2012
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the Single Observation ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, you may receive an amount at maturity that is less than the stated principal amount of the Single Observation ELKS and possibly zero.

Aggregate principal amount:	$13,290,000
Stated principal amount:	$10 per Single Observation ELKS
Issue price:	$10 per Single Observation ELKS (See “Underwriting fee and issue price” below)
Maturity date:	September 26, 2012
Payment at maturity:
For each $10 Single Observation ELKS: (1) a fixed number of shares of the underlying equity equal to the equity ratio (or, if you exercise your cash election right, the cash value of those shares based on the closing price of the underlying equity on the valuation date) if the closing price of the underlying equity on the valuation date is less than or equal to the downside threshold closing price; or (2) if the closing price of the underlying equity on the valuation date is greater than the downside threshold closing price, $10 in cash.

If you wish to exercise your cash election right, you must do so no later than five business days prior to the maturity date.  Because the valuation date will occur after the deadline for exercising your cash election right, any exercise of your cash election right must be made without the knowledge of whether, in the absence of the election, you would receive shares or $10 in cash for each Single Observation ELKS on the maturity date.

Equity ratio:	1.04932, the stated principal amount divided by the initial equity price, subject to antidilution adjustments for certain corporate events
Downside threshold closing price:	$7.624 (80% of the initial equity price)
Initial equity price:	$9.53, the closing price of the underlying equity on the pricing date
Valuation date:	September 21, 2012, subject to postponement for non-trading days and certain market disruption events
Coupon:	9.50% per annum (approximately 4.57% for the term of the Single Observation ELKS), paid monthly and computed on the basis of a 360-day year of twelve 30-day months
Underlying equity:	The common stock of Bank of America Corporation (NYSE symbol: “BAC”)
Pricing date:	March 29, 2012
Issue date:	April 3, 2012 (three business days after the pricing date)
Listing:	The Single Observation ELKS will not be listed on any securities exchange.
CUSIP number:	17317U113
ISIN:	US17317U1135
Underwriter:
Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal. See “Fact Sheet —Supplemental information regarding plan of distribution; conflicts of interest” in the related pricing supplement.

Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)(2)	Proceeds to issuer
Per Single Observation ELKS	$10.00	$0.15	$9.85
Total	$13,290,000.00	$199,350.00	$13,090,650.00
(1) The actual public offering price, underwriting fee and related selling concession and/or sales commission for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Single Observation ELKS purchased by that investor. The lowest price payable by an investor is $9.95 per Single Observation ELKS. You should refer to “Syndicate Information” in the related pricing supplement for more information.

(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the Single Observation ELKS, is acting as principal and will receive an underwriting fee of up to $0.15 for each $10 Single Observation ELKS sold in this offering. The actual underwriting fee per Single Observation ELKS will be equal to $0.15 for each $10 Single Observation ELKS sold by Citigroup Global Markets Inc. directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a selling concession of up to $0.15 for each $10 Single Observation ELKS they sell. The total underwriting fee shown above gives effect to the actual amount of this variable selling concession. Certain selected dealers affiliated with Citigroup Global Markets Inc., including Morgan Stanley Smith Barney LLC, and their financial advisors will collectively receive from Citigroup Global Markets Inc. a fixed selling concession of $0.15 for each Single Observation ELKS they sell.  Certain other broker-dealers affiliated with Citigroup Global Markets Inc., including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a fixed selling concession, and financial advisors employed by such affiliated broker-dealers or by Citigroup Global Markets Inc. will receive a fixed sales commission, of $0.15 for each Single Observation ELKS they sell. Citigroup Global Markets Inc. will pay the registered representatives of Citigroup Global Markets Inc. a sales commission of $0.15 for each $10 Single Observation ELKS they sell. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Single Observation ELKS declines.  You should refer to “Risk Factors,” “Fact Sheet—Fees and selling concessions” “ and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related pricing supplement for more information.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED ELKS PRODUCT SUPPLEMENT, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement filed on March 1, 2012: http://www.sec.gov/Archives/edgar/data/831001/000095010312001072/dp29059_424b2-elks.htm
ELKS Product Supplement filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000119312511137494/d424b2.htm
Prospectus Supplement and Prospectus filed on May 12, 2011: http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

THE SINGLE OBSERVATION ELKS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR  ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The Single Observation ELKS represent obligations of Citigroup Funding Inc. only. Bank of America Corporation is not involved in any way in this offering and has no obligation relating to the Single Observation ELKS or to holders of the Single Observation ELKS.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including an ELKS product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. You should read the ELKS product supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the ELKS product supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.